Exhibit 4.5

English Summary of material provisions of an Amendment signed on February 7th, 2013 to the Loan Agreement dated December 14, 2010 entered into between Gilat Satellite Networks Ltd. and First International Bank of Israel:

5.
The floating charge over the Company’s assets securing the Loan shall remain in effect. The securities provided by the Company will secure this loan and an additional credit line provided by First International Bank of Israel.

6.
The Company undertook to satisfy additional material financial covenants in addition to the two material covenants previously agreed upon during the term of the loan. Consequently, the Company undertook to satisfy the following covenants: (i) maintain free cash of $15 million; (ii)maintain a net debt to EBITDA ratio of 3.5; and maintain minimum shareholders’ equity (net of goodwill and intangible assets) of $110 million.